

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of PIMCO Equity Series® and Shareholders of each of the funds constituting PIMCO Equity Series® listed in Appendix A

In planning and performing our audits of the financial statements of each of the funds constituting PIMCO Equity Series® listed in Appendix A (hereafter collectively referred to as the "Funds") as of and for the periods ended June 30, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), we considered the Funds' internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-CEN, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Funds' internal control over financial reporting.

The management of the Funds is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A fund's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the fund; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the fund are being made only in accordance with authorizations of management and trustees of the fund; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the fund's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the Funds' internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control over financial reporting that might be material weaknesses under standards established by the PCAOB. However, we noted no deficiencies in the Funds' internal control over

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us



financial reporting and its operation, including controls over safeguarding securities, that we consider to be a material weakness as defined above as of June 30, 2018.

This report is intended solely for the information and use of the Board of Trustees of each of the funds constituting PIMCO Equity Series® listed in Appendix A and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 23, 2018



Appendix A

PIMCO Dividend and Income Fund [1]
PIMCO EqS® Long/Short Fund [1]
PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF [2]
PIMCO RAFI Dynamic Multi-Factor International Equity ETF [2]
PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF [2]
PIMCO RAE Emerging Markets Fund (formerly PIMCO RAE Fundamental Emerging Markets Fund) [1]
PIMCO RAE Global ex-US Fund (formerly PIMCO RAE Fundamental Global ex-US Fund) [1]
PIMCO RAE Global Fund (formerly PIMCO RAE Fundamental Global Fund) [1]
PIMCO RAE International Fund (formerly PIMCO RAE Fundamental International Fund) [1]
PIMCO RAE US Fund (formerly PIMCO RAE Fundamental US Fund) [1]
PIMCO RAE US Small Fund (formerly PIMCO RAE Fundamental US Small Fund) [1]
PIMCO REALPATH® Blend 2020 Fund [1]
PIMCO REALPATH® Blend 2025 Fund [1]
PIMCO REALPATH® Blend 2030 Fund [1]
PIMCO REALPATH® Blend 2035 Fund [1]
PIMCO REALPATH® Blend 2040 Fund [1]
PIMCO REALPATH® Blend 2045 Fund [1]
PIMCO REALPATH® Blend 2050 Fund [1]
PIMCO REALPATH® Blend 2055 Fund [1]
PIMCO REALPATH® Blend Income Fund [1]

[1] Period July 1, 2017 to June 30, 2018
[2] Period August 31, 2017 to June 30, 2018